Exhibit 1

                                [Form of Notice]

     Notice is hereby given that Applicant Duke Energy Corporation, a North Carolina corporation ("Duke"), has entered into a Combination Agreement with Westcoast Energy Inc. ("Westcoast"), a corporation organized under the laws of Canada, pursuant to which Duke will acquire the stock of Westcoast in exchange for $3.5 billion in cash and stock and the assumption of approximately $4 billion in Westcoast debt (the "Acquisition"). Applicant has applied under
Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), for an order exempting certain foreign public-utility companies that will be acquired by Duke in conjunction with the Acquisition. Pursuant to such exemption, Duke and its intermediate subsidiaries would become exempt from all obligations as a holding company under Rule 10, promulgated by the Commission under the 1935 Act, and exempt from Section 9(a)(2) of the 1935 Act pursuant to Rule 11(b)(1) promulgated thereunder. All interested persons are referred to the application, which is summarized below, for a complete statement of the facts.

     The Applicant states that Westcoast has two subsidiaries that are public-utility companies operating exclusively outside the United States. Both are Canadian utilities which, prior to and after the Acquisition, will serve no customers in the United States and will derive no income directly or indirectly from sources within the United States. Westcoast's Canadian utility subsidiaries ("Canadian Utilities") are listed by Applicant as follows:

     1. Union Gas Limited ("Union Gas"), a wholly-owned, direct subsidiary of Westcoast, is engaged in the transportation and storage of natural gas and the distribution of natural gas to residential, commercial and industrial customers in Ontario; and

     2. Pacific Northern Gas Ltd. ("Pacific Northern"), a 41%-owned, direct subsidiary of Westcoast, is engaged in the transportation of natural gas and distribution of natural gas to residential, commercial, and industrial customers in British Columbia.

     The Applicant states that Westcoast directly owns 100% of the voting shares and 41% of the non-voting shares of Pacific Northern, without intermediate subsidiaries. Union Gas is wholly-owned by Westcoast, without intermediate subsidiaries. Upon and after the effective date of the Acquisition, Duke may, for tax, legal, regulatory or administrative reasons, restructure the corporate organization described above.

     The Applicant states that Union Gas is organized under the laws of Ontario. Pacific Northern is organized under the laws of British Columbia. The Canadian Utilities will not engage in any business other than the acquisition of Canadian public-utility companies, the supervision of Duke's investments in Canada, and the participation in the management and operation of Canadian public-utility companies.

     The Applicant asserts that the Canadian Utilities derive no income from United States operations. The Canadian Utilities are not qualified to do business in any state of the United States, nor is any Canadian Utility a public-utility company operating in the United States. The Canadian Utilities have no plan to derive any income from United States operations, from any


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company  qualified to do business in any state of the United States, or from any public-utility  company  operating  in  the  United  States.

     It is asserted that the operations of the Canadian Utilities are and will be exclusively in Canada and that Duke's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of the Canadian Utilities, nor will the ability of the state commissions of North Carolina and South Carolina to protect the interests of consumers in their respective states be adversely affected.

     The Applicant asserts that the Canadian Utilities are entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act, and accordingly that Duke and its intermediate subsidiaries are entitled to the exemption from all obligations as a holding company provided for by Rule 10(a)(1) of the 1935 Act.

     The Applicant asserts that if the Canadian Utilities are exempt without qualification under Section 3(b) of the 1935 Act, then Duke would be entitled to the exemption provided for by Rule 10 of the 1935 Act.

     The  Applicant also asserts that if the Canadian Utilities are exempt under
Section 3(b) of the 1935 Act, then Duke and its intermediate subsidiaries would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the Act.

     Notice is further given that any interested person may, not later than _________, 2002, request in writing that a hearing be held in respect of the request for exemption, relating to the nature of his interest and the reasons for each request, and the issues of fact or law which he decides to controvert; or he may request that he be notified should the Commission order a hearing herein. Any such request should be addressed: Secretary, Securities and Exchange Commission, Washington, DC 20549. At any time after said date, the Commission may grant the exemption requested, or take such other action as it deems appropriate.


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